Filed by Nebula Caravel Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nebula Caravel Acquisition Corp.

Commission File No. 333-253110

The following memorandum was made available to employees of Rover on July 12, 2021

Rover-Caravel Deal Announcement: Employee FAQ

Background

On February 10, 2021, Rover and Nebula Caravel Acquisition Corp. (“Caravel”) entered into a merger agreement. We previously shared a number of FAQs about the deal and how it may impact you as a Rover employee, option holder, and/or stockholder. Now that we are approaching close, we have some additional information to share with you related to the deal and certain steps you will need to take. If, after reviewing the prior FAQs, Caravel’s SEC filings, and the below FAQs, you still have questions or concerns, please email *** (for questions about Shareworks) or *** (for all other questions), and we will get back to you as soon as we can.

Quick Links

•	Key Definitions

•	Transaction Questions

•	Timeline Questions

•	Option Holder Questions

•	Stockholder Questions

•	Post-Closing Questions

•	Shareworks Questions

•	Other Definitions

•	Disclaimer

Key Definitions

1.	What is the difference between “Rover” and “ROVR”?

When we refer to “Rover” in this FAQ, we are referring to our current, privately held company, including our European subsidiaries. When we refer to “ROVR” in this FAQ, we are referring to Rover Group, Inc., which is the combined public company that will result from the closing of the merger and that will continue Rover’s business and operations.

2.	What does “merger consideration” mean?

In our deal, the “merger consideration” is the amount of cash and/or shares of ROVR stock that Rover stockholders will receive in connection with our merger with Caravel.

This means that if you are a Rover stockholder, you have a decision to make about how you wish to receive merger consideration. In these FAQs, we will use the term “merger consideration” to refer to the ‘payment’ Rover stockholders are eligible to receive in connection with the merger, regardless of whether it’s in cash or in ROVR shares.

Note: if you only hold options to purchase shares of Rover, and you do not own any shares of Rover stock, you are not eligible to receive merger consideration, and instead will have your options converted to ROVR options using the Option Exchange Ratio. However, you may have the opportunity to exercise some or all of your vested stock options before the Option Exercise Deadline in order to become a Rover stockholder and be eligible to receive merger consideration.

Transaction Questions

3.	What is the current status of our deal with Caravel?

We are making progress, but the deal has not closed yet! On July 9, 2021, Caravel’s registration statement was declared effective by the SEC. This means that over the next few weeks, Caravel’s stockholders will have an opportunity to vote on our merger, and simultaneously, you will need to sign required documents and make decisions (subject to deadlines) if you hold vested stock options and/or shares of Rover stock. These decisions and deadlines are described in detail under Option Holder Questions and Stockholder Questions.

Once the above processes are completed, and once all of the other closing conditions are satisfied, the deal will close, and Rover and Caravel will combine to form Rover Group. Rover Group’s stock will become publicly traded under the ticker symbol “ROVR” on Nasdaq.

4.	When will the deal close?

If all goes as planned, we anticipate that the deal will close in July 2021, but there is no guarantee that we will meet that timeline, or that the deal will close at all.

Timeline Questions

5.	What are the important dates I need to keep in mind as the transaction prepares to close?

As of Monday, July 12, 2021, you can log in to your Shareworks account to: (1) sign required documents and take certain actions related to your equity, including (2) exercising options (if you hold vested options) and (3) electing to receive your merger consideration in cash or in ROVR shares (if you hold shares of Rover stock). You’ll need to make those decisions by the following deadlines, as applicable:

Option Exercise Deadline: July 19, 2021

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This is the last day before close that you will be able to exercise your vested options (if you have any) and receive merger consideration for your underlying shares of Rover stock. Otherwise, upon completion of the merger, your options will automatically convert to ROVR options using the Option Exchange Ratio.

Election Date: July 26, 2021

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This is the last day that you will be able to elect to receive cash for some/all of your shares of Rover stock (if you have any). Note that, even if you make a valid cash election, under the terms of the deal, you are not guaranteed to receive merger consideration in cash.

Regardless of whether you elect to receive cash for some or all of your shares of Rover stock, you must complete the following documents via Shareworks in order to receive your merger consideration:

•	Waiver and Release

•	Letter of Transmittal

•	Spousal Consent (if applicable)

Each deadline will be deemed to have passed at 11:59pm Pacific Time on the specified day.

Before making these decisions, please carefully read and accept the Confidential Information Statement.

Please make a note of these deadlines, as we are not able to extend them. Note that you must complete all of the required steps noted in Shareworks (including completing tax forms, submitting signed documents, and making payment if you’re exercising options) for your option exercise or election by the applicable deadline.

Option Holder Questions

6.	I hold vested stock options, what do I need to do now?

If you hold vested stock options, you have a decision to make by or before the Option Exercise Deadline. You can choose

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not to exercise your vested options, in which case, upon completion of the merger, those unexercised vested options will automatically convert into vested options to purchase shares of ROVR common stock at an adjusted exercise price using the Option Exchange Ratio; or

•	to exercise your vested options and receive an equivalent number of shares of Rover common stock.

You may exercise as many or as few vested options as you’d like, which includes choosing not to exercise any vested options at all.

Remember that if you only hold stock options, you are not eligible to receive merger consideration. Only holders of Rover stock are eligible to receive merger consideration. If you exercise any vested options before the Option Exercise Deadline, then you will hold shares of Rover stock before closing, and so you should also read the Stockholder Questions section carefully.

7.	What if I choose NOT to exercise any of my vested Rover stock options before the Option Exercise Deadline?

If you choose NOT to exercise any of your vested stock options, you don’t need to take any action with respect to those vested options. Those unexercised vested options will automatically convert into vested options to purchase shares of ROVR common stock upon closing at an adjusted exercise price, calculated using the Option Exchange Ratio.

Subject to customary requirements and restrictions, including the vesting terms that currently apply to your Rover stock options, you will be able to exercise your vested ROVR stock options after closing. Remember that any shares of ROVR stock you obtain before the end of the lockup period will be subject to the lockup, even if you obtain those shares by exercising ROVR options post-close.

8.	What happens if I choose to exercise some or all of my vested Rover stock options before the Option Exercise Deadline?

If you choose to exercise some or all of your vested stock options before the Option Exercise Deadline, you will receive the equivalent number of shares of Rover common stock in exchange for those options, and you will have another decision to make regarding merger consideration before the Election Date. You may exercise as many or as few vested options as you’d like, which includes choosing not to exercise any vested options at all.

9.	How do I exercise my vested stock options so that I can be eligible to receive merger consideration?

To be eligible to receive merger consideration, you can exercise some or all of your vested stock options before the Option Exercise Deadline using the instructions below.

•	Log in to your Shareworks account.

•	To view the number of Rover options you currently hold, click on the “Portfolio” tab of your Shareworks account.

•	Once in the “Portfolio” view, select “Exercise” for the options you would like to exercise, and follow the prompted instructions.

For US-based option holders:

•	To exercise incentive stock options (ISOs), sign and send back your exercise notice and remit payment for the exercise price to us.

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To exercise non-qualified stock options (NSOs), sign and send back your exercise notice and remit payment for the exercise price plus the required amount of withholding to cover the relevant tax obligations to us. Our Equity team will provide you with the applicable amount of withholding for your exercise.

For Europe-based option holders:

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To exercise stock options, sign and send back your exercise notice and send the exercise price in USD to us via wire payment. Applicable taxes will need to be paid via a wire payment in your local currency directly to your employing entity. Our Equity team will provide you with the applicable amount of tax withholding for your exercise.

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Please allow up to three business days after completing all the above steps for these new Rover shares to appear in the “Portfolio” view of your Shareworks account. If you do not see your resulting shares after three business days, please contact ***.

Some important reminders:

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Up to date information on how to exercise your options, including how to sign and deliver your exercise notice, and which methods of payment are acceptable, are available on our internal Equity hub and in your Shareworks account.

•	You must complete all of the required steps for exercising your options by or before the Option Exercise Deadline in order to be eligible to receive merger consideration.

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Even if you make a valid cash election with respect to Rover shares received upon the exercise of Rover options, under the terms of the deal you are not guaranteed to receive merger consideration in cash.

10.	What are the tax implications of exercising my options before the Option Exercise Deadline?

Rover is not a financial or tax advisor, and so we cannot provide you with specific tax advice. We advise you to consult with your own tax advisors regarding the tax consequences of this deal.

11.	I hold unvested stock options, what do I need to do now?

If you currently hold unvested Rover stock options, you don’t need to take any action with respect to those unvested options. All of your unvested options will be automatically converted to a number of unvested options to purchase shares of ROVR common stock upon closing at an adjusted exercise price, calculated using the “Option Exchange Ratio.”

As with vested options, the per share exercise price of each of your unvested options will be adjusted to reflect the Option Exchange Ratio so that the total exercise price (number of options times the applicable exercise price) is generally the same before and after the transaction. The other key terms related to these options will stay the same, including their vesting schedule(s).

12.	Is it better to exercise my vested options before the Option Exercise Deadline or let them convert using the Option Exchange Ratio?

Each individual’s circumstance is unique, and we can’t provide you with specific advice on which decisions are right for you. When making these decisions, you should consider, among other things, your personal financial situation and goals, tax implications, and risk tolerance. Our hope is that by providing our option holders with multiple ways to move forward, they will be able to take advantage of the benefits of the deal in the manner that is best suited for them. If you are unsure of how to proceed, we encourage you to consult with a tax, financial, and/or legal professional.

Stockholder Questions

13.	I hold shares of Rover stock. What do I need to do now?

If you hold shares of Rover stock now, or if you will own shares of Rover stock by exercising vested stock options before the Option Exercise Deadline, you have a decision to make by the Election Date. To make your decision, (1) log in to your Shareworks account, (2) complete the required tax documentation, and (3) select one of the following modules:

•	“Option 1: Cash out some/all shares” - this means you are requesting to receive merger consideration in cash for some or all of your Rover shares; or

•	“Option 2: Roll over all shares” - this means you will receive all of the merger consideration in the form of shares of ROVR stock.

Some important reminders:

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If you plan to exercise any of your vested options before the Option Exercise Deadline, please do so before completing either module noted above. You may review the information within the module(s), but do not accept/sign any documents or enter any elections until you have completed any desired option exercises.

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You may only complete one of the two modules above; please decide which module you will complete before you begin this part of the process (e.g., do not accept/sign any documents or enter any elections until you have made your decision to Cash Out Some/All Shares or Roll Over All Shares. If you inadvertently complete more than one module, Rover will deem the most recent submission as of the Election Date to be your final selection.

Regardless of your decision, everyone who holds shares of Rover common stock as of the closing of the deal (including by way of exercising vested Rover options before the Option Exercise Deadline) will participate in the “Earnout” with respect to those shares.

14.	What happens if I choose “Roll over all shares”?

If you choose this option, all of your shares of Rover stock will be converted (or “rolled over”) into the right to receive shares of ROVR stock upon completion of the merger at an estimated exchange ratio of 1.0153*. This means that for each share of Rover stock that you own before closing, you will receive 1.0153* shares of ROVR common stock upon closing (provided that the final number of shares of ROVR stock subject to an option will be rounded down to the nearest whole share).

*This ratio is an estimate and provided for illustrative purposes only; the actual ratio will be calculated in connection with closing, and may change between the date of this FAQ and the closing date.

15.	What happens if I choose “Cash out some/all shares”?

If you choose this option, you are electing to receive cash for some or all of your Rover shares (or to “cash out” those shares) at an estimated rate of $10.15* per share, without interest. If you only elect to cash out some of your shares of Rover, your remaining shares will be automatically rolled over into ROVR shares. Even if you make a valid cash election, under the terms of the deal, there is no guarantee that you will receive cash for any or all of the Rover shares that you elect to “cash out.” If you elect to receive cash beyond the amount of cash available to cash out Rover shares, your remaining shares will be automatically rolled over into ROVR shares.

*This rate is an estimate and provided for illustrative purposes only; the actual rate will be calculated in connection with closing, and may change between the date of this FAQ and the closing date.

16.	How does the “Roll over all shares” module work?

You will find detailed instructions in this module, which you can access by logging into your Shareworks account, but in general, to roll over all of your shares of Rover into ROVR shares, complete the following steps by or before the Election Date:

•	Log in to your Shareworks account.

•	Complete the required tax documentation. If you do not see this tax documentation upon first logging in, please contact ***.

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STOP: Do you want to exercise any of your vested Rover options so that the resulting shares are eligible to roll over into shares of ROVR? If so, complete those option exercises first (before the Option Exercise Deadline), and then return to this step. You may review the information within this module(s), but do not acknowledge/sign any documents until you have completed your option exercises. It may take up to three business days for the resulting shares to appear in your Shareworks account, at which point you should return to Shareworks to finish this module.

•	Select “Roll over all Shares.” The Election Date in the tile is shown in your local time.

•	Review the instructions at the top of the page.

•	Read and, once you have made a decision to complete this module and submit your election, accept / sign all required documents:

a.	Confidential Information Statement

b.	Waiver and Release

c.	Letter of Transmittal

•	If you are married or in a legally equivalent relationship, copy the Docusign link for the Spousal Consent form at the end of the instructions and send it to your spouse or partner to complete.

•	Once you have accepted/signed all of the above documents, your election is complete. You can view your completed documentation under the “Documents” tab of your Shareworks account. Leave Step 2 blank.

Remember, complete only one module, and do not complete any steps in that module (e.g., accepting/signing any documents) until you have made your decision. If you inadvertently complete more than one module, Rover will accept the most recent submission as valid.

17.	How does the “Cash out some/all shares” module work?

You will find detailed instructions in this module, which you can access by logging into your Shareworks account, but in general, to request to cash out some or all of your shares of Rover shares, complete the following steps by or before the Election Date:

•	Log in to your Shareworks account.

•	Complete the required tax documentation. If you do not see this tax documentation upon first logging in, please contact ***.

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STOP: Do you want to exercise any of your vested Rover options so that the resulting shares are eligible to cash out? If so, complete those option exercises first (before the Option Exercise Deadline), and then return to this step. You may review the information within this module, but do not accept/sign any documents until you have completed your option exercises. It may take up to three business days for the resulting shares to appear in your Shareworks account, at which point you should return to Shareworks to finish this module.

•	Select “Cash out some/all shares.” The Election Date in the tile is shown in your local time.

•	Review the instructions at the top of the page.

•	Read and, once you have made a decision to complete this module and submit your election, accept/sign all required documents:

a.	Confidential Information Statement

b.	Waiver and Release

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Under Step 2, you will be asked to (1) specify the number of shares in each row/issuance that you are requesting to cash out, and (2) rank each row/issuance under the column titled “Priority Order.” If there is not enough cash to fulfill your entire cash election, Rover will endeavor to fulfill your cash election in accordance with the priority rankings you provide (that is, by allocating available cash to your higher ranked issuances first).

•	Provide your banking information to indicate where you would like any cash proceeds to be delivered.

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If you are married or in a legally equivalent relationship, download the Spousal Consent, and send it to your spouse or partner to complete. Reupload the signed copy of the Spousal Consent back into the module.

•	Review and accept/sign the Letter of Transmittal.

•	Click “Save.”

Remember

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Complete only one module, and do not complete any steps in that module (e.g., accepting/signing any documents) until you have made your decision. If you inadvertently complete more than one module, Rover will accept the most recent submission as valid.

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If you do not complete all required steps to “Cash out some/all shares” by the Election Date, this module will close and you will be deemed to have chosen to roll over all of your Rover shares into ROVR stock. You will still need to complete the steps required in the “Roll over all shares” module to ensure you receive your shares of ROVR stock upon closing.

18.	Is my cash election guaranteed?

No, it is not. The aggregate amount of cash available to satisfy cash-out requests is limited, and may be reduced, possibly to zero, before closing. Because of that, there is no guarantee that you will be able to receive cash for any or all of the Rover shares that you elect to “cash out.” If you elect to receive cash beyond what is available, your remaining shares will be converted (or “rolled over”) to ROVR shares. For example, if you elect to receive cash for 100 of your shares, but there is only enough cash to fulfill that election for 90 shares, then your remaining 10 shares will be converted to ROVR shares. If there is no cash available to fulfill your election, then all 100 shares will be converted to ROVR shares.

19.	What if I miss the Election Date?

If you do not complete either of the above modules by the Election Date, the “Cash out some/all shares” module will close, you will be deemed to have chosen to roll over all of your Rover shares into ROVR stock. You will still need to complete the steps required in the “Roll over all shares” module to ensure you receive your shares of ROVR stock upon closing.

20.	What are the tax implications of rolling over my Rover shares into shares of ROVR?

For U.S. taxpayers, the exchange of Rover shares for shares of ROVR is intended to be a tax-free transaction for U.S. federal income tax purposes. For more information, please see the discussion of Certain U.S. Federal Income Tax Considerations in the Confidential Information Statement. Non-U.S. taxpayers should consult with a tax advisor to determine if there are any tax implications to them of the exchange of Rover shares for shares of ROVR.

21.	What are the tax implications of cashing out some or all of my Rover shares?

At closing, any cash that you receive from your cash election will be a taxable sale, and so we encourage you to consult with a tax advisor before making a cash election.

22.	Is it better to elect to cash out my shares of Rover or to roll over my shares of Rover into shares of ROVR common stock?

Each individual’s circumstance is unique, and we can’t provide you with specific advice on which decisions are right for you. When making these decisions, you should consider, among other things, your personal financial situation and goals, tax implications, and risk tolerance. Our hope is that by providing our stockholders with multiple ways to move forward, they will be able to take advantage of the benefits of the deal in the manner that is best suited for them. If you are unsure of how to proceed, we encourage you to consult with a tax, financial, and/or legal professional.

Post-Closing Questions

23.	Will there be a blackout at the time of closing?

There will be a blackout period from the Option Exercise Deadline through approximately one week after the closing date during which you will be unable to exercise your options. During this period, certain features in your Shareworks account may also be unavailable to allow Shareworks to implement post-closing configurations. Therefore, it is important you complete any desired option exercises before the Option Exercise Deadline if you wish to receive merger consideration in the form of ROVR shares or to elect cash for the corresponding shares.

24.	Remind me, how do blackouts work?

Once we are a public company, blackout periods will be imposed from time to time. During most of these blackout periods, you will be able to exercise any vested, unexpired options, but will need to pay their purchase price in cash and hold the resulting ROVR shares through the blackout period.

In general, we expect earnings-related blackouts to be in place from the 15th day of the third month of each quarter through two days past the date of our quarterly earnings release. However, we may be subject to additional blackouts on a one-off basis. When possible, we will advise you in advance of upcoming blackout periods and the related restrictions.

25.	How will the lockup work?

ROVR will be subject to a lockup period that will expire six months after the transaction closes. During that time, you will be restricted from selling or transferring your shares of ROVR stock (whether they are shares that were rolled over at closing or shares that were obtained from the exercise of options).

You will be able to exercise your vested options during the lockup, but the resulting ROVR shares will also be subject to the lockup, and these shares will be held by ROVR’s transfer agent, American Stock Transfer & Trust Company (“AST”) until they are released from the lockup (i.e., they will not be visible to you in Shareworks until they are released). You will receive information directly from AST about your holdings and how to obtain information about your ROVR shares during the lockup.

26.	Remind me, how does the “Earnout” work?

The Earnout provides an opportunity for everyone who holds Rover stock as of the closing (regardless of whether they elected to cash out any of those shares) to receive additional shares of ROVR stock in the future (“earnout shares”), if ROVR’s stock price–on a volume weighted average price (or “VWAP”) basis over 20 out of 30 trading days–hits certain targets during its first seven years on the public market. These targets are as follows:

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Target 1: ROVR’s common stock reaches a VWAP of $12 per share → holders of ROVR stock as of the closing of the deal will receive an aggregate amount of 10 million earnout shares (minus an amount allocated to ROVR optionholders pro rata)

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Target 2: ROVR’s common stock reaches a VWAP of $14 per share → holders of ROVR stock as of the closing of the deal will receive an additional aggregate amount of 10 million earnout shares (minus an amount allocated to ROVR optionholders pro rata)

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Target 3: ROVR’s common stock reaches a VWAP of $16 per share → holders of ROVR stock as of the closing of the deal will receive an aggregate additional amount of 2.5 million earnout shares (minus an amount allocated to ROVR optionholders pro rata)

The amount of earnout shares you’ll receive if the above targets are hit will be calculated based on how many shares of Rover you held as of the closing proportionate to other shareholders. Said another way, the earnout shares you’ll receive will not be determined based on how many shares of ROVR you hold, if any, on the date a target is hit.

Note that if a target is hit and you’re eligible to receive earnout shares, you will not need to take any action; your earnout shares will be automatically issued in your name and, if you have a Shareworks account with Rover, the shares will appear in your Shareworks account after the expiration of the lock up.

Shareworks Questions

27.	How do I log in to my Shareworks account?

Current employees can find this information on the internal Equity Hub and on the HR Wiki.

Non-employees can log in to our equity plan software on this page.

28.	I don’t have a Shareworks account. How do I set one up?

Non-employees can log in to our equity plan software on this page. You will be able to log in or create a new account using your personal email address and your equity account number (if you are a former employee, this was provided to you in your offboarding documents). If you are unable to locate your equity account number, please email ***.

29.	How do I provide my tax information to Rover via Shareworks?

If you are a US individual OR entity stockholder:

Upon logging into Shareworks, US holders of Rover stock will be asked to provide certain taxpayer information to enable Shareworks to issue a Form 1099-B, where required. The form presented by Shareworks is labeled for US “individuals,” but note that if your shares are held by a US entity, you should still complete this form. If you are a US entity and would like to provide your W-9 in an alternate form, please email ***.

If you are a non-US individual stockholder:

Upon logging into Shareworks, non-US individual holders of Rover stock will be asked to provide certain taxpayer information to enable Shareworks to meet its tax reporting requirements.

If you are a non-US entity stockholder:

If your shares of Rover stock are held by a non-US entity, you will receive an automated email from Shareworks when the election modules open to collect the necessary tax information. If you don’t see this email in your inbox or spam folder and believe you should receive it, please email ***.

30.	Why is the “issue price” for some of my shares $0.00?

If the issue price for any of your Rover shares is listed as $0, this means that we don’t have enough information to accurately report the issue price (or “cost basis”) for your shares. This is most likely because they were shares not originally issued by Rover. However, please note that, if you are a US stockholder, you are able to report an adjustment to the cost basis reported to the IRS, as needed, on Form 8949 with your tax return. If you are a non-US shareholder, you should report your cost basis as supported by your original share purchase documents. Please consult with a tax advisor if you have any questions or need assistance with tax reporting related to your shares.

Other Definitions

31.	What is the Option Exchange Ratio?

The Option Exchange Ratio is estimated to be 1.1764*, which means that each option to purchase one share of Rover common stock that you hold immediately prior to closing will automatically convert into an option to purchase 1.1764* shares of ROVR common stock upon closing (provided that the final number of shares subject to an option will be rounded down to the nearest whole share). Additionally, the per share exercise price of each of your Rover options will be adjusted to reflect the Option Exchange Ratio so that the total exercise price (number of shares subject to the option times the per share exercise price) is generally the same before and after closing (provided that the final per share exercise price of an option will be rounded up to the nearest whole cent). The other key terms related to your options will stay the same, including their vesting schedule(s).

*This ratio is an estimate and provided for illustrative purposes only; the actual ratio will be calculated in connection with closing, and may change between the date of this FAQ and the closing date.

32.	What is the Confidential Information Statement?

The Confidential Information Statement contains important information regarding the merger and related matters, including your right to an appraisal of the fair value of your shares under Delaware law. It also includes a copy of the Business Combination Agreement and Plan of Merger.

33.	What is the Waiver and Release?

As described in more detail in the Confidential Information Statement, Rover requests that each Rover stockholder agree to the Waiver and Release in connection with the merger. The Waiver and Release provides for the waiver of certain rights, including your appraisal rights and other rights to dissent to the closing of the transaction under Delaware law. By agreeing to the Waiver and Release, you also make certain representations that you own the Rover equity as described in your Shareworks account, and that you are authorized to make the applicable decisions regarding your Rover shares, among other things. This description of the Waiver and Release is offered for your convenience only; you should not rely on it as a complete description of the terms.

34.	What is the Letter of Transmittal?

You must submit a Letter of Transmittal to receive your merger consideration. The Letter of Transmittal facilitates the surrender of your Rover shares in exchange for merger consideration and instructs the payment and issuance of your merger consideration, among other things. This description of the Letter of Transmittal is offered for your convenience only; you should not rely on it as a complete description of the terms.

35.	What is the Spousal Consent?

If you are married or in a legally equivalent relationship, you must have your spouse or partner sign a Spousal Consent by which they consent to, and agree to be bound by, the Letter of Transmittal and the Waiver and Release, among other things. This description of the Spousal Consent is offered for your convenience only; you should not rely on it as a complete description of the terms.

Disclaimer

The descriptions in this FAQ of the Business Combination Agreement and all related agreements (including the Waiver and Release, Letter of Transmittal and Spousal Consent) are provided for convenience only and qualified in their entirety by the full text of such documents. You should carefully read the Confidential Information Statement in its entirety for more detailed information concerning the merger, the Business Combination Agreement and related agreements.

Important Information and Where to Find It

This communication relates to the proposed merger involving Nebula Caravel Acquisition Corp. (“Caravel”) and A Place for Rover, Inc. (“Rover”). Caravel has filed a Registration Statement on Form S-4 with the SEC, which includes a proxy statement and prospectus of Caravel and an information statement of Rover, and which was declared effective by the SEC on July 9, 2021. Each party may file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/information statement will also be sent to the stockholders of Caravel and Rover, seeking any required stockholder approvals. Before making any voting or investment decision, investors and securityholders of Caravel and Rover are urged to carefully read the entire registration statement and proxy statement/prospectus/information statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Caravel with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Caravel upon written request to Nebula Caravel Acquisition Corp., Four Embarcadero Center, Suite 2100, San Francisco, California 94111.

Participants in the Solicitation

Caravel, Rover and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Caravel, in favor of the approval of the merger. Information regarding Caravel’s directors and executive officers is contained in the section of Caravel’s Form S-4 titled “Information About Caravel”, which was filed with the SEC on July 9, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus/information statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Caravel’s and Rover’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of Caravel’s Form S-4 titled “Risk Factors” which was filed with the SEC on July 9, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on Caravel’s or Rover’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Caravel nor Rover is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Caravel has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Caravel’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of Caravel or Rover are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to Rover’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the number of redemption requests made by Caravel’s public stockholders, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of Caravel to certain institutional accredited investors, the risk that the announcement and consummation of the transactions disrupts Rover’s current plans and operations, costs related to the transactions, the outcome of any legal proceedings that may be instituted against Caravel, Rover, or any of their respective directors or officers, regarding the proposed transaction, the ability of Caravel or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of Caravel filed, or to be filed, with SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in Caravel’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and in the Registration Statement on Form S-4 and Caravel’s proxy statement/prospectus/information statement when available. Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Caravel’s and Rover’s control. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Caravel and

Rover believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The inclusion of projections in this communication should not be regarded as an indication that Caravel and Rover, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Caravel and is not intended to form the basis of an investment decision in Caravel. All subsequent written and oral forward-looking statements concerning Caravel and Rover, the proposed transaction or other matters and attributable to Caravel and Rover or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.